EXHIBIT 99.1

Lombard Medical Initiates ARCHYTAS Global Clinical Registry

Will Evaluate Clinical Outcomes of EVAR With Aorfix(TM) in Broad Cross-Section of AAA Patients

IRVINE, Calif., Jan. 27, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced the initiation of the ARCHYTAS global registry. The ARCHYTAS registry is a prospective study designed to quantify the clinical outcomes of EVAR with Lombard Medical's Aorfix™ in a broad cross-section of patients with AAAs. The registry plans to enroll up to 500 patients at 50 sites worldwide and will be led by Vincent Riambau, M.D., Ph.D., Professor and Chief of the Vascular Surgery Division at the Thorax Institute, Hospital Clinic at the University of Barcelona, Spain. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees.

ARCHYTAS (AAA Registry: Clinically led analysis of Highly angulated anatomY Treated with the Aorfix™ Stent graft) is a global, randomized, single-arm prospective registry that will follow patients for 5 years, and measure treatment success at 12 months, freedom from: sac expansion, type I and III endoleaks requiring re-intervention, rupture, conversion to open surgery, graft migration and limb occlusion.

"Aorfix represents a major treatment advancement for patients across a broad cross-section of AAA patients, particularly those with challenging anatomies, who are often considered too high risk to treat," said Professor Riambau. "The ARCHYTAS registry will be the first-of-its-kind to include AAA patients with highly angulated necks in addition to those with standard anatomies, so clinicians can accurately assess the performance and safety outcomes associated with using Aorfix across the broadest range of typical AAA patients."

Simon Hubbert, CEO of Lombard Medical, added, "The ARCHYTAS registry will build on the positive findings from the PYTHAGORAS pivotal trial and lay the foundation to establish Aorfix as the only stent both indicated and clinically demonstrated to successfully treat the most diverse range of AAA patient anatomies."

About Aorfix™ Endovascular Stent Graft

Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends. Aorfix has been evaluated in three studies and used in more than 4,000 procedures worldwide. Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed. In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with US commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

Further background on the Company can be found at www.lombardmedical.com.

FORWARD-LOOKING STATEMENTS

This announcement may contain forward-looking statements that reflect the Company's current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company's products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014.  The Company undertakes no obligation to update these statements in the future.

CONTACT: Lombard Medical, Inc.
         Simon Hubbert, Chief Executive Officer
         Tel: +1 949 379 3750 / +44 (0)1235 750 800
         William J. Kullback, Chief Financial Officer
         Tel: +1 949 748 6764

         Pure Communications
         Matthew H Clawson
         Tel: +1 949 370 8500 / matt@purecommunciationsinc.com
         Susan Heins (Media)
         Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway, Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000